UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Coca-Cola FEMSA, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

191241108(1)

(CUSIP Number)

Laurie Smiley, Esq. Rodi Guidero, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

May 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)CUSIP Number is for the American Depositary Shares (ADSs) representing the Series L Shares.  Each ADS represents 10 Series L Shares, without par value.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,248,640(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 25,248,640(1)

	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,248,640(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) holds 140,850 Series L Shares directly and 2,510,779 American Depositary Shares (“ADSs”), each representing 10 Series L Shares. All Series L Shares and ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 62,288,040(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 62,288,040(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,288,040(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) OO

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 140,850 Series L Shares directly and 6,214,719 American Depositary Shares (“ADSs”), each representing 10 Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 62,288,040(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 62,288,040(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,288,040(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) IN

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 140,850 Series L Shares directly and 6,214,719 American Depositary Shares (“ADSs”), each representing 10 Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,248,640(1)

	8	Shared Voting Power 62,288,040(2)

	9	Sole Dispositive Power 25,248,640(1)

	10	Shared Dispositive Power 62,288,040(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,536,680(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.2%
14	Type of Reporting Person (See Instructions) IN

(1)Cascade Investment, L.L.C. (“Cascade”) holds 140,850 Series L Shares directly and 2,510,779 American Depositary Shares (“ADSs”), each representing 10 Series L Shares.  All Series L Shares and ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 140,850 Series L Shares directly and 6,214,719 American Depositary Shares (“ADSs”), each representing 10 Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Series L Shares and ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY NOTE

This Amendment No. 13 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) with the Securities and Exchange Commission on August 1, 2008, as amended on January 15, 2010, January 29, 2010, February 10, 2010, March 10, 2010, May 7, 2010, May 21, 2010, March 8, 2011, March 14, 2011, March 21, 2011, April 1, 2011,October 11, 2011 and December 14, 2011 relating to the Series L Shares, without par value (“Series L Shares”) of Coca-Cola FEMSA, S.A.B. de C.V. (the “Issuer”).  The decrease in the percentage of Series L Shares held by the Reporting Persons is the result of the issuance of 45,090,375 Series L Shares on May 24, 2012.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 5.                                     Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Series L Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Amendment for the number of Series L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    None.

(d)    None.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2012	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 30, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on August 1, 2008, SEC File No. 005-52421 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 6, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.